United States securities and exchange commission logo





                               July 28, 2021

       Charles Kallenbach
       General Counsel
       EngageSmart, LLC
       30 Braintree Hill Office Park, Suite 101
       Braintree, Massachusetts 02184

                                                        Re: EngageSmart, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 30,
2021
                                                            CIK No. 0001863105

       Dear Mr. Kallenbach:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Please disclose the actual number of small and medium sized business and enterprise customers for all
periods presented. Further, clarify how you define enterprise businesses and small and
medium-sized business.
       Risk Factors
       If we are unsuccessful in establishing, growing or maintaining strategic partnerships..., page 21

   2. Please tell us if your business is substantially dependent on any of your strategic partners.
                                                        If so, please disclose
the name of the strategic partner, discuss the material terms of your
 Charles Kallenbach
EngageSmart, LLC
July 28, 2021
Page 2
         agreements with it, and file such agreements as exhibits to the registration statement.
         Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
We derive most of our revenue from InvoiceCloud and SimplePractice, page 24

3. Please disclose the percentage of your revenue generated from InvoiceCloud and
         SimplePractice for each period presented in your financial statements. A portion of our revenue is generated by sales to government organizations..., page 34

4. Please disclose the percentage of your revenue generated from sales to U.S. state and local governments for each period presented in your financial statements.
If we fail to meet our service level commitments..., page 35

5. Please revise to address the extent to which you have historically experienced failures to meet service level commitments and the impact of any failures, if material.
EngageSmart, LLC, and upon its formation, EngageSmart, Inc., do not generate any revenue..., page 64

6. Please include in the prospectus summary a corporate organization chart that shows your operating subsidiaries.
Management's discussion and analysis of financial condition and results of operations
Our Business Segments, page 85

7. Please disclose the rate at which you convert trial users of your SimplePractice solution into paid subscribers for each period presented in your financial statements.
Our revenue model, page 85

8. Please revise to explain, as you do in your risk factors on page 34, that your revenue is sensitive to shifts in payment methods. To the extent that shifts in payments methods materially impacted results of operations for any of the periods presented, please revise your MD&A discussion beginning on page 94 accordingly.
Adjusted EBITDA and Adjusted EBITDA Margin, page 89

9. To avoid giving undue prominence to non-GAAP measures, please move this discussion so that it appears after the discussion of GAAP results from operations. Additionally,
FirstName LastNameCharles Kallenbach
       please revise your tables of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted
Comapany
       GrossNameEngageSmart,
              Profit and AdjustedLLCGross Profit to include, with equal or greater prominence, the
July 28,most
         2021directly
               Page 2comparable GAAP measure for each.
FirstName LastName
 Charles Kallenbach
FirstName  LastNameCharles Kallenbach
EngageSmart,  LLC
Comapany
July       NameEngageSmart, LLC
     28, 2021
July 28,
Page  3 2021 Page 3
FirstName LastName
Key business metric and non-GAAP financial measures, page 89

10. You disclose that the Transactions Processed metric is useful because it directly correlates with transaction and usage-based revenues. To provide better context to investors, please revise to quantify the amount of transaction and usage-based revenue recognized during each of the periods presented.
Revenue, page 94

11. Please revise to separately quantify the extent to which the increase in customers and transaction count was attributable to organic growth as compared to recent acquisitions.
         Please refer to Item 303(a)(3) of Regulation S-K.
Segment information, page 95

12. You indicate that the changes in your Enterprise Solutions and SMB Solutions revenues were driven by multiple factors. To the extent possible, please revise to provide quantification regarding the impact of each factor. For example, please revise to quantify the number of new customers added in the Enterprise Solutions segment and their impact to the increase in revenues. Please refer to Item 303(a)(3) of Regulation S-K.
13. We note on page F-38 that your CODM uses Adjusted EBITDA from reportable segments to make resource allocation decisions and evaluate segment performance. When this measure is presented outside of the segment footnote, it represents a non-GAAP financial measure. Please revise your disclosure to identify Adjusted EBITDA as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K. Please refer to Question 104.04 of our April 4, 2018 Compliance and Disclosure Interpretations
         on Non-GAAP Financial Measures.
Management, page 124

14. Please disclose if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. In this regard, we note that Mr.
         Stamas is affiliated with General Atlantic and Mr. Hamilton is affiliated with Summit
         Partners. Refer to Item 401(a) of Regulation S-K.
Audited Financial Statements
3. Revenue, page F-18

15. Please tell us how you considered disaggregating revenue derived from subscriptions separate from transaction and usage-based fees. Please refer to ASC 606-10-50-5 and
         ASC 606-10-55-89 through 55-91.
14. Commitments and Contingencies, page F-35

16. Please revise to clarify if this IPO would be considered an Exit Event that would trigger the recognition of compensation expense for your CVR awards. Similarly revise your
 Charles Kallenbach
EngageSmart, LLC
July 28, 2021
Page 4
      disclosures on page F-33 to clarify if the performance condition associated with your unvested awards is expected to be achieved upon completion of this IPO. If so, please revise both your MD&A and pro formas to quantify (to the extent possible) the amount of stock-based compensation expense associated with these awards that you expect to recognize upon closing of the IPO.
19. Subsequent Events, page F-40

17. Please provide us with a breakdown of all stock-based compensation awards granted to date during 2021 including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
General

18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                            Sincerely,
FirstName LastNameCharles Kallenbach
                                                            Division of
Corporation Finance
Comapany NameEngageSmart, LLC
                                                            Office of
Technology
July 28, 2021 Page 4
cc:       Ian D. Schuman
FirstName LastName